FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais

           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil

           --------------------------------------------------------
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                Form  20-F    X       Form 40-F
                           ------                ------


Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes               No        X
                        ------            ------




If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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[CEMIG LOGO]    [DOW JONES SUSTAINABILITY INDEXES MEMBERSHIP LOGO]

[LATIBEX LOGO]            [LEVEL 1 BOVESPA LOGO]        [CIG LISTED NYSE LOGO]





                                                        CORPORATE ANNOUNCEMENT

IMMEDIATE RELEASE

                Summons to Annual General Shareholders' Meeting

     Belo Horizonte, Brazil, April 15, 2003 - Companhia Energetica de Minas Gerais - CEMIG - (NYSE: CIG; BOV: CMIG4, CMIG3 and LATIBEX: XCMIG), one of Brazil's largest energy companies, today announced that its shareholders are hereby summoned to the Annual General Shareholders' Meeting to be held on April 30, 2003 at 10:00 a.m. (Belo Horizonte, Brazil time) at CEMIG's headquarters, located at Avenida Barbacena, 1200 - 18th floor, in the city of Belo Horizonte, State of Minas Gerais, Brazil, to deliberate on the following matters:

     1. Examination, discussion and voting on the Management Report and the Financial Statements regarding the year ended December 31, 2002, as well as certain related documents;

     2. Distribution of Interest on Capital in the amount of R$220 million as previously approved by the Board of Directors. This distribution will be paid in lieu of the annual dividend;

     3. Determination of the manner and date of payment of Interest on Capital referred to in item 2;

     4. Election of the members of the Board of Directors and their alternate members;

     5. Election of Fiscal Council members and their alternates, and establishment of their remuneration; and

     6.   Establishment of the remuneration of CEMIG's management.

      As set forth in CVM Article 3 of Instruction No. 165, dated December 11, 1991, the minimum percentage required for adoption of a cumulative vote for election of the members of the Company's Board of Directors is 5% (five per cent) of the voting capital.

Contacts:

Luiz Fernando Rolla                      Vicky Osorio
Investor Relations Officer CEMIG         The Anne McBride Company
Tel. +55-31-3299-3930                    Tel. 212-983-1702
Fax +55-31-3299-3933                     Fax 212-983-1736
lrolla@cemig.com.br                      vicky@annemcbride.com

                                  Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    COMPANHIA ENERGETICA DE MINAS
                                    GERAIS - CEMIG




                                    By:  /s/ Flavio Decat de Moura
                                       -----------------------------------
                                        Name:   Flavio Decat de Moura
                                        Title:  Chief Financial Officer




Date:  April 16, 2003